FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey on track for another year of strong results

London, 28th October 2008

This statement provides a summary of the business and financial trends for the nine months to 30 September 2008. Unless otherwise stated, the trading1 results of Abbey are compared to equivalent results for 2007, and exclude Alliance & Leicester and Bradford & Bingley. All profit and loss analysis excludes any impact from the recent transactions for Santander to acquire Alliance & Leicester and for Abbey to acquire the deposit base and distribution channels of Bradford & Bingley. These three businesses are hereafter referred to as the combined UK businesses.

The results of Santander for the nine months to 30 September 2008 are also released today and can be found on www.santander.com. Abbey’s results, on a Group basis, are included within Santander’s financial statements.

Highlights

•	statutory profit before tax and trading profit before tax significantly ahead of the same period in 2007;
•	trading income in the first nine months was well ahead of last year, with income growth accelerating since H1 2008;
•

mortgage balances were up 12% compared to the same period in 2007. The growth in net mortgage lending is largely attributable to improved retention performance and sustained gross lending volumes in a smaller market. Abbey has consolidated its strong first half performance, continuing to write lower loan to value (LTV) new business at higher new business margins, with negligible lending in the “greater than 90% LTV” bracket in the third quarter;

•

another excellent quarter in attracting retail customer deposits of £1.4bn, with inflows in the first nine months 70% higher than the comparative period in 2007. Abbey has also been very successful in increasing its year to date flows in capital guaranteed retail structured products by 169% to £0.8bn and growing its Corporate Banking business, which attracted deposits of £1.5bn in the third quarter. This performance has helped to support growth in the mortgage book, and is consistent with Abbey’s resilient retail balance sheet performance and strong retail funding mix (c.60% customer deposit based, less than 10% of Retail and Corporate assets are funded by short term wholesale funds).

•

the Bradford & Bingley transaction will further strengthen the funding position of the combined UK businesses and will offset Alliance & Leicester’s deposit / loan gap identified at the time of the acquisition announcement;

•

trading expenses slightly ahead, albeit at a rate below UK peers, impacted by investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking which are contributing to good income growth. The trading cost to income ratio of 46.5% (Q3 ytd 2007: 49.9%) is now better than the average of the sector, and accelerating Abbey’s progress to becoming best in class;

•

trading provisions increased in line with expectations, largely driven by the secured portfolio reflecting market deterioration. Abbey’s book is of high quality prime residential lending, with arrears and NPL ratios well below CML average, and increased secured coverage ratios benchmarking well above UK peers. Abbey’s indexed LTV stock remains at 50%. New business continues to be actively managed, with average LTV on new lending in Q3 of 62% compared to 67% in the first half of the year and negligible lending in the “greater than 90% LTV” bracket in the third quarter; and

•

Abbey remains well capitalised and has capital resources well in excess of current regulatory requirements. The position of the combined UK businesses was further strengthened in October with the injection of £1bn of capital from Santander. The injection fulfils Santander's commitment made on the announcement of the Alliance & Leicester plc acquisition earlier in the year, as well as Santander’s commitment to support the UK government’s banking support scheme.

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Chief Executive’s Update

“Abbey has seen another excellent quarter’s performance, with good contributions from all areas. Our revenue growth has improved again. This is balanced against controlled costs, which are only up slightly as a result of our continued investment in our Corporate Banking and Private Banking businesses, and means that our cost to income ratio has reduced further to 46.5%, further improving our competitive position versus the sector average.

The recent market turmoil is unprecedented and has profoundly changed the landscape for UK banking. The UK Government’s initiative announced in early October, including the provision of liquidity and funding support and facilities to enable banks to raise new capital to strengthen their capital base, was in our view a key step in bringing greater stability to the UK banking sector.

Abbey welcomed these measures, and while we won’t utilise the recapitalisation scheme with Government funds, we fully supported the Government scheme.

Since September 2006, we have been managing the profitability of our mortgage business, carefully maintaining a balance between the margin of new business, prudent lending criteria and our market share aspirations. The quality of our lending continues to be based on affordability and robust risk management and this will not change. As predicted at the half-year, we have seen our net lending market share reduce from its peak in Q2, but remain significantly above the same period last year at 28%.

In addition, we had strong deposit inflows demonstrating that Abbey, backed by the strength of Santander, is regarded as a secure and trusted home for UK savings customers.

Moreover, in recent weeks we have completed the acquisition of Bradford & Bingley’s savings business and direct channels as well as the acquisition of Alliance & Leicester by Santander. These acquisitions are part of Santander’s UK growth strategy and the combined UK businesses give us approximately 1,300 branches on the high street and make us the third largest deposit taker in the UK.

We will continue to grow our business and remain a challenger in the UK market with attractive offers such as high-interest current accounts, strong savings rates and good mortgage deals. Over time, it is our intention to make the full range of our competitive, value-for-money products available to every one of our 24 million UK customers.

Abbey continues to benefit from the strength of our parent company, Santander, and as part of the Santander Group, is uniquely well-positioned for the challenges ahead.”

António Horta-Osório, Chief Executive

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Financial results

Trading income:

Net interest income was significantly ahead of the same period last year. Retail Banking net interest income was the main driver of this improvement, reflecting robust asset and customer deposit growth of 11% and 9% respectively. Deposit related income is benefiting from improved balance sheet growth combined with strong margin management. Mortgage lending has also benefited from better new business margins throughout 2008, taking advantage of favourable pricing conditions, whilst maintaining focus on high quality prime residential lending at lower LTV. In addition, improved retention at attractive margins is driving the accelerated growth in mortgage related income, including an increase in standard variable asset.

Non-interest income was also ahead compared to the prior year driven by a solid performance across Retail Banking, Corporate Banking and Private Banking. Despite difficult market conditions, Retail Banking continued to broaden its cross-selling activity, with increased commission from credit cards and investments. Success in these areas was offset by continued pressure on mortgage redemption and current account charges and lower unsecured lending. Corporate Banking performance was ahead driven by a continued prudent lending approach whilst taking advantage of opportunities in the market. Private Banking was ahead driven by fees in James Hay and Global Banking & Markets had a robust performance due to a focus on core business.

Trading expenses:

Trading expenses were slightly ahead, impacted by investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking.

Trading provisions:

The provision charge has increased, as anticipated, driven by the deterioration in the secured performance, as well as an increase in provisions to strengthen secured coverage as market conditions worsen. Unsecured performance remained stable, and slightly ahead of expectations.

The increase in mortgage charge is primarily driven by higher average losses on possessions due to the weaker housing market.

The stock of properties in possession increased to 802 (Q2 08: 589, Q3 07: 498) reflecting the sharp drop in housing market activity. In terms of 3 month plus arrears, the increase to 8,916 (Q2 08: 8,316, Q3 07: 7,365) was expected due to worsening economic conditions and affordability constraints. However, Abbey remains significantly better than the industry based on the most recent CML figures for both measures and Abbey’s book of prime lending stock is performing well compared to its competitors.

Credit quality remains strong, with the average LTV on new business completions reducing to 62% (Q2 08: 67%) and stock remains at 50% (Q2 08: 50%).

Reorganisation expenses and other charges:

Restructuring costs and other non-trading items were significantly lower than the same period in 2007 reflecting the mature stage of the restructuring programme.

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Business flows

	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	YTD	YTD	YTD
	2007	2007	2008	2008	2008	2007	2008	'08/'07

Gross mortgage lending (£ bn)	10.2	8.6	8.9	10.7	7.5	27.1	27.0	(0%)
Capital repayments (£ bn)	6.9	6.6	5.9	5.3	5.0	20.3	16.2	(20%)
Net mortgage lending (£ bn)	3.3	2.0	2.9	5.4	2.5	6.7	10.8	61%
Stock (£ bn)	108.4	110.4	113.3	118.7	121.2	108.4	121.2	12%

Market share – gross lending	10.3%	9.8%	11.8%	14.4%	11.6%	9.8%	12.6%	2.8%
Market share – capital repayments	10.2%	10.3%	10.5%	8.6%	9.0%	10.6%	9.2%	(1.4%)
Market share – net lending	10.8%	8.5%	16.0%	42.2%	28.3%	7.9%	28.0%	20.1%
Market share – stock	9.3%	9.3%	9.4%	9.7%	9.9%	9.3%	9.9%	0.6%

Retail net deposit flows (£ bn)	0.7	0.6	0.8	2.1	1.4	2.5	4.3	70%
Investment sales – API (£ bn)	0.4	0.4	0.4	0.7	0.5	1.3	1.6	18%

Bank account openings (000s)	111	102	124	137	161	328	423	29%
Abbey branded adult bank account openings (000s)	66	65	86	93	107	191	287	50%
Abbey branded average current account liability (£ bn)	5.2	5.3	5.2	5.1	5.0	5.2	5.0	(3%)
Total gross UPL lending (£ bn)	0.3	0.2	0.3	0.2	0.2	0.9	0.7	(20%)
Credit card sales (000s) (2)	27	137	119	109	107	124	335	170%

Main highlights for the nine months to 30 September 2008 (compared to the same period in 2007 unless otherwise stated) include:

•

gross mortgage lending of £27.0 billion with an estimated market share of 12.6% compared to 9.8% in the same period in 2007. In a turbulent market, Abbey’s performance continues to be underpinned by an effective pricing strategy and successful campaigns across both direct and intermediary channels, with new business margins well ahead of the same period last year. Abbey remains focused on longer term, high quality profitable business with negligible lending in the “greater than 90% LTV” bracket in the third quarter. The remortgage segment continues to be the strongest area of the market and Abbey has performed particularly well with this segment making up c.64% of gross lending versus c. 48% in 2007;

•

capital repayments of £16.2 billion, 20% lower, reflecting a strong performance driven by both excellent retention activity and current market conditions. Abbey’s focus on longer term business to reduce risk in volatile markets and improve future retention continues to be successful with over 60% of all internal transfer customers taking 3-year plus deals. Abbey’s estimated market share of capital repayments is 9.2% which is 1.4% lower than last year;

•

net mortgage lending of £10.8 billion, up 61% which can be attributed to the strong performance in retention activity combined with sustained gross lending. Since the half year, the improved net lending share has restored Abbey’s stock position to its historical share of around 10% reflecting the strength of Abbey’s franchise in the current challenging conditions. The market share performance has in part been impacted by the withdrawal of other providers from the market. However, as expected, the third quarter market share was lower than the second quarter at 28.3%, with a further reduction expected in the remaining months of the year;

•

net customer deposit flows of £4.3 billion up 70% compared to last year, with both the second and third quarter results more than double the same periods in 2007, with growth in Private Banking flows up 100%. Third quarter performance has been driven by the Instant Access Saver account and eSaver Direct, together with the launch of innovative new products promoted through the branches. Abbey has also seen strong performance in bonds, driven by a contribution from both the Abbey and cahoot offerings;

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

•

investment sales up 18%, despite the market being down c.12%, reflecting Abbey’s strength in offering capital guaranteed investment products as customers seek lower risk alternatives, boosting Abbey’s capital guaranteed retail structured product flows by 169% on prior year. The third quarter has also benefited from the continued expansion of the number of sales advisors and high levels of re-investment by customers;

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furthermore Abbey has seen significant growth in Corporate Banking flows resulting in £1.5bn inflows in the third quarter, driven by substantial deposits from corporate clients, further strengthening Abbey’s balance sheet;

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Abbey continued to increase its level of bank account openings, up 29%, achieving a record number of account openings in the third quarter. This performance was driven by successful TV and branch campaigns, underpinned by a strong performance in both Adult and switcher accounts. Abbey sees the current account relationship as a key driver of a customers’ overall experience with the bank and has increased focus within its branch and remote channels on developing business in this area;

•

total gross UPL lending decreased 20% reflecting Abbey’s continued cautious stance, with overall stock balances down 18% on last year. Abbey continues to focus the lending mix towards existing customers, which make up c. 90% of new lending, and through the branch channel. This has contributed to higher UPL stock margins resulting in an increase of 104bps versus the same period last year; and

•	credit card sales have continued to grow, up 170% benefiting from the launch of the Abbey Zero card and the improvement in cross-selling initiatives.

 _____________________________

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as described in Note 1 to the Consolidated Financial Statements in the 2007 Annual Report.

2 Credit card openings prior to Q3 2007 were opened through Abbey’s relationship with MBNA. Cards are now issued through Abbey’s relationship with Santander Cards Ltd (UK).

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 80 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal.

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:      ir@abbey.com

Investor Relations

Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 28 October 2008	By / s / Jessica Petrie
(Authorised Signatory)